

FOURTH QUARTER AND FULL YEAR 2019 FINANCIAL RESULTS

JANUARY 28, 2020

CAUTIONARY STATEMENT

This presentation contains forward-looking statements concerning Advanced Micro Devices, Inc. (AMD) such as AMD's strategy and focus; the features, functionality, performance, availability, timing and expected benefits of AMD products; AMD's financial outlook for the first quarter of 2020 and fiscal 2020, including, revenue, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating expenses as a percentage of revenue, non-GAAP interest expense, taxes and other, taxes, and diluted share count, which are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are commonly identified by words such as "would," "may," "expects," "believes," "plans," "intends," "projects" and other terms with similar meaning. Investors are cautioned that the forward-looking statements in this presentation are based on current beliefs, assumptions and expectations, speak only as of the date of this presentation and involve risks and uncertainties that could cause actual results to differ materially from current expectations. Such statements are subject to certain known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond AMD's control, that could cause actual results and other future events to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Material factors that could cause actual results to differ materially from current expectations include, without limitation, the following: Intel Corporation's dominance of the microprocessor market and its aggressive business practices; the ability of third party manufacturers to manufacture AMD's products on a timely basis in sufficient quantities and using competitive technologies; expected manufacturing yields for AMD's products; the ability of GLOBALFOUNDRIES Inc. to satisfy AMD's manufacturing requirements; AMD's ability to introduce products on a timely basis with features and performance levels that provide value to its customers while supporting and coinciding with significant industry transitions; AMD's ability to generate sufficient revenue and operating cash flow or obtain external financing for research and development or other strategic investments; the loss of a significant customer; AMD's ability to generate revenue from its semi-custom SoC products; global economic uncertainty; political, legal and economic risks and natural disasters; government actions and regulations such as export administration regulations, tariffs and trade protection measures may limit our ability export our products to certain customers; potential security vulnerabilities; potential IT outages, data loss, data breaches and cyber-attacks; quarterly and seasonal sales patterns; AMD's ability to generate sufficient cash to service its debt obligations or meet its working capital requirements; AMD's indebtedness; the restrictions imposed by agreements governing AMD's notes and the secured credit facility; the competitive markets in which AMD's products are sold; the potential dilutive effect if the 2.125% Convertible Senior Notes due 2026 are converted; uncertainties involving the ordering and shipment of AMD's products; the market conditions of the industries in which AMD products are sold; AMD's reliance on third-party intellectual property to design and introduce new products in a timely manner; AMD's reliance on third-party companies for the design, manufacture and supply of motherboards, software and other computer platform components; AMD's reliance on Microsoft Corporation and other software vendors' support to design and develop software to run on AMD's products; AMD's reliance on third-party distributors and add-in-board partners; future impairments of goodwill and technology license purchases; AMD's ability to attract and retain qualified personnel; AMD's ability to repurchase its outstanding debt in the event of a change of control; the cyclical nature of the semiconductor industry; the impact of acquisitions, divestitures, joint ventures and/or investments on AMD's business; the impact of modification or interruption of AMD's internal business processes and information systems; the availability of essential equipment, materials or manufacturing processes; compatibility of AMD's products with some or all industry-standard software and hardware; costs related to defective products; the efficiency of AMD's supply chain; AMD's ability to rely on third party supply-chain logistics functions; AMD's stock price volatility; worldwide political conditions; unfavorable currency exchange rate fluctuations; AMD's ability to effectively control the sales of its products on the gray market; AMD's ability to adequately protect its technology or other intellectual property; current and future claims and litigation; potential tax liabilities; and environmental laws, conflict minerals-related provisions and other laws or regulations. Investors are urged to review in detail the risks and uncertainties in AMD's Securities and Exchange Commission filings, including but not limited to AMD's Quarterly Report on Form 10-Q for the quarter ended September 28, 2019.

NON-GAAP FINANCIAL MEASURES
In this presentation, in addition to GAAP financial results, AMD has provided non-GAAP financial measures including non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP earnings per share, free cash flow, and Adjusted EBITDA. AMD is providing these financial measures because it believes this non-GAAP presentation makes it easier for investors to compare its operating results for current and historical periods and also because AMD believes it assists investors in comparing AMD's performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance and for the other reasons described in the footnotes to the selected data tables at the end of AMD's earnings press release. The non-GAAP financial measures disclosed in this presentation should be viewed in addition to and not as a substitute for or superior to AMD's reported results prepared in accordance with GAAP and should be read only in conjunction with AMD's Consolidated Financial Statements prepared in accordance with GAAP. These non-GAAP financial measures referenced are reconciled to their most directly comparable GAAP financial measures in the Appendices at the end of this presentation.

AMD

OUR JOURNEY

| HIGH-PERFORMANCE TECHNOLOGIES | GREAT PRODUCTS | AMBITIOUS GOALS | FOCUSED EXECUTION |

AMD

OUR STRATEGY AND FOCUS

GRAPHICS

  

Gaming   Compute & AI   Virtual & Augmented Reality

COMPUTE

 

Client Systems   Infrastructure & Cloud

SOLUTIONS

  

Semi-Custom   Vertical Platforms   Partnerships

AMD

FINANCIAL ACCOMPLISHMENTS FY 2019[1]

- Record revenue of $6.73 billion, up 4% y/y

- Strong increase in gross margin primarily driven by Ryzen™ and EPYC™ products

    - Gross margin of 43% compared to 38% in 2018– highest since 2011

    - Non-GAAP gross margin of 43% compared to 39% in 2018 – highest since 2011

- Significant growth in profitability

    - Operating income of $631 million compared to $451 million in prior year
    Non-GAAP operating income of $840 million compared to $633 million in prior year

    - Net income of $341 million compared to $337 million in prior year
    Non-GAAP net income of $756 million compared to $514 million in prior year

    - Diluted EPS of $0.30 compared to $0.32 in prior year on higher share count in 2019[3]
    Non-GAAP diluted EPS of $0.64 compared to $0.46 in prior year

- Cash, cash equivalents and marketable securities of $1.5 billion

- Reduced principal debt by $965 million[2]; Gross leverage now 0.5x

- Operating cash flow of $493 million and free cash flow of $276 million[4]



GAAP Gross Margin

+5 pp

43%

38%

2018   2019

1. See Appendices for GAAP to Non-GAAP reconciliation
2. See Appendices for Total Debt reconciliation
3. See Appendices for GAAP to Non-GAAP Net Income / Earnings Per Share reconciliation
4. Free cash flow calculated as operating cash flow of $493M less purchase of property and equipment of $217M

AMD

FINANCIAL SUMMARY Q4 2019[1]

- Record revenue of $2.13 billion, up 50% y/y and 18% q/q
  - Significantly higher revenue in the Computing and Graphics segment
  - Enterprise, Embedded and Semi-Custom segment was up y/y, down q/q
- Gross margin of 45% - highest since Q2 2012
  - Up 7 percentage points y/y and 2 percentage points q/q
  - Up 4 percentage points y/y and 2 percentage points q/q on a non-GAAP basis
- Operating expenses of $601 million; Non-GAAP of $545 million
- Increasing profitability
  - Operating income of $348 million; Non-GAAP operating income of $405 million
  - Net income of $170 million; Non-GAAP net income of $383 million
  - Diluted EPS of $0.15; Non-GAAP diluted EPS of $0.32
- Cash, cash equivalents and marketable securities of $1.5 billion
- Reduced principal debt reduction by $524 million[3]
- Operating cash flow of $442 million and free cash flow of $400 million[2]



Quarterly Revenue ($B)

+50% y/y

$2.13

$1.42

Q4 2018   Q4 2019

1. See Appendices for GAAP to Non-GAAP reconciliation
2. Free cash flow calculated as operating cash flow of $442M less purchase of property and equipment of $42M
3. See Appendices for Total Debt reconciliation

AMD

COMPUTING AND GRAPHICS SEGMENT Q4 2019

- Revenue of $1.66 billion
  - Up 69% y/y and 30% q/q primarily driven by strong sales of Ryzen and Radeon processors
  - Highest quarterly client processor unit shipments in more than 6 years
  - Graphics unit shipments grew by a strong double-digit percentage y/y

- Average Selling Price (ASP)
  - Client processor ASP up y/y and q/q driven by Ryzen processor sales
  - GPU ASP up y/y and q/q primarily driven by higher channel sales

- Operating income of $360 million
  - Up $245 million y/y and $181 million q/q primarily due to higher revenue

- Strategic news and announcements
  - Launched 16 core Ryzen™ 9 3950X desktop processor and 24/32 core versions of 3rd Gen AMD Ryzen™ Threadripper™
  - Began shipping 7nm Ryzen™ 4000 series mobile processors
  - Introduced Radeon™ RX 5500XT and Radeon™ RX 5600XT GPUs for 1080p gaming; announced mobile Radeon™ 5000 series with first system availability in the new Apple Macbook Pro

AMD

ENTERPRISE, EMBEDDED AND SEMI-CUSTOM SEGMENT
Q4 2019

- Revenue of $465 million
  - Up 7% y/y driven by higher EPYC processor sales, partially offset by lower semi-custom sales
  - Down 11% q/q due to softer semi-custom sales, partially offset by strong EPYC processor sales
- Operating income of $45 million
  - Up $51 million y/y driven by higher EPYC processor revenue
  - Down $16 million q/q due to lower semi-custom sales
- Strategic news and announcements
  - 2nd Gen AMD EPYC processors have set more than 140 world records to date
  - Dell began shipping full portfolio of servers powered by EPYC processors
  - Currently more than 100 EPYC processor platforms in market

AMD

REVENUE TREND

(\$ IN MILLIONS)



+50% y/y

$2,127

$1,801

$1,756

$1,653

$1,647

$1,531

$1,419

$1,272

Q1'18   Q2'18   Q3'18   Q4'18   Q1'19   Q2'19   Q3'19   Q4'19

Record quarterly revenue

AMD

GROSS MARGIN TREND

(AS A PERCENTAGE OF REVENUE, GAAP AND NON-GAAP)[1]



+7pp y/y GAAP
+4pp y/y Non-GAAP

Q1'18	Q2'18	Q3'18	Q4'18	Q1'19[2]	Q2'19	Q3'19	Q4'19
36%	37%	40%	41% / 38%	41%	41%	43%	45%

Highest quarterly gross margin since Q2 2012

1. See Appendices for GAAP to Non-GAAP reconciliation
2. Gross margin for both GAAP and Non-GAAP are the same for all periods except as indicated for Q4 2018

AMD

EARNINGS PER SHARE TREND

(GAAP)



+$0.11 y/y

$0.08	$0.11	$0.09	$0.04	$0.01	$0.03	$0.11	$0.15
Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	Q3'19	Q4'19

Highest earnings per share since Q1 2011

AMD

EARNINGS PER SHARE TREND

(NON-GAAP)[1]



Strong growth in earnings per share in 2019

1. See Appendices for GAAP to Non-GAAP reconciliation

AMD

2019 ANNUAL SUMMARY P&L – GAAP

	2019	2018	Y/Y
Revenue	$6,731M	$6,475M	Up 4%
Gross Margin	$2,868M	$2,447M	Up 17%
Gross Margin %	43%	38%	Up 5pp
Operating Expenses	$2,297M	$1,996M	Up 15%
Operating Expense/Revenue %	34%	31%	Up 3pp
Operating Income	$631M	$451M	Up 40%
Net Income	$341M	$337M	Up 1%
Earnings Per Share[1]	$0.30	$0.32	Down 6%

Record annual revenue and
significant gross margin expansion

1. See Appendices for share count reference.

AMD

2019 ANNUAL SUMMARY P&L – NON-GAAP[1]

	2019	2018	Y/Y
Revenue	$6,731M	$6,475M	Up 4%
Gross Margin	$2,874M	$2,496M	Up 15%
Gross Margin %	43%	39%	Up 4pp
Operating Expenses	$2,094M	$1,863M	Up 12%
Operating Expense/Revenue %	31%	29%	Up 2pp
Operating Income	$840M	$633M	Up 33%
Net Income	$756M	$514M	Up 47%
Earnings Per Share[1]	$0.64	$0.46	Up 39%

Record annual revenue and
significant gross margin expansion

1. See Appendices for GAAP to Non-GAAP reconciliation and references for share count.

AMD

Q4 2019 SUMMARY P&L – GAAP

	Q4 2019	Q4 2018	Y/Y	Q3 2019	Q/Q
Revenue	$2,127M	$1,419M	Up 50%	$1,801M	Up 18%
Gross Margin	$949M	$537M	Up 77%	$777M	Up 22%
Gross Margin %	45%	38%	Up 7pp	43%	Up 2pp
Operating Expenses	$601M	$509M	Up 18%	$591M	Up 2%
Operating Expense/Revenue %	28%	36%	Down 8pp	33%	Down 5pp
Operating Income	$348M	$28M	Up 1,143%	$186M	Up 87%
Net Income	$170M	$38M	Up 347%	$120M	Up 42%
Earnings Per Share[1]	$0.15	$0.04	Up 275%	$0.11	Up 36%

Significant growth in profitability

1. See Appendices for share count reference

AMD

Q4 2019 SUMMARY P&L – NON-GAAP[1]

	Q4 2019	Q4 2018	Y/Y	Q3 2019	Q/Q
Revenue	$2,127M	$1,419M	Up 50%	$1,801M	Up 18%
Gross Margin	$950M	$583M	Up 63%	$779M	Up 22%
Gross Margin %	45%	41%	Up 4pp	43%	Up 2pp
Operating Expenses	$545M	$474M	Up 15%	$539M	Up 1%
Operating Expense/Revenue %	26%	33%	Down 7pp	30%	Down 4pp
Operating Income	$405M	$109M	Up 272%	$240M	Up 69%
Net Income	$383M	$87M	Up 340%	$219M	Up 75%
Earnings Per Share[1]	$0.32	$0.08	Up 300%	$0.18	Up 78%

Significant growth in profitability

1. See Appendices for GAAP to Non-GAAP reconciliation and references for share count

AMD

Q4 AND FY 2019 SEGMENT RESULTS

	Q4 2019	Q4 2018	Y/Y	Q3 2019	Q/Q	2019	2018	Y/Y
Computing and Graphics								
Net Revenue	$1,662M	$986M	Up 69%	$1,276M	Up 30%	$4,709M	$4,125M	Up 14%
Operating Income	$360M	$115M	Up 213%	$179M	Up 101%	$577M	$470M	Up 23%
Enterprise, Embedded and Semi-Custom								
Net Revenue	$465M	$433M	Up 7%	$525M	Down 11%	$2,022M	$2,350M	Down 14%
Operating Income (Loss)	$45M	$(6)M	Up 850%	$61M	Down 26%	$263M	$163M	Up 61%
All Other Category								
Operating Loss	$(57)M	$(81)M	Down 30%	$(54)M	Up 6%	$(209)M	$(182)M	Up 15%
TOTAL								
Net Revenue	$2,127M	$1,419M	Up 50%	$1,801M	Up 18%	$6,731M	$6,475M	Up 4%
Operating Income	$348M	$28M	Up 1,143%	$186M	Up 87%	$631M	$451M	Up 40%

AMD

Q4 AND FY 2019 SUMMARY BALANCE SHEET ITEMS

	Q4 2019	Q4 2018	Y/Y	Q3 2019	Q/Q
Cash, Cash Equivalents & Marketable Securities	$1,503M	$1,156M	Up 30%	$1,209M	Up 24%
Accounts Receivable, Net	$1,859M	$1,235M	Up 51%	$1,393M	Up 33%
Inventories, Net	$982M	$845M	Up 16%	$1,040M	Down 6%
Total Debt (principal amount)[1]	$563M	$1,528M	Down 63%	$1,087M	Down 48%
Total Debt, Net[1]	$486M	$1,250M	Down 61%	$872M	Down 44%

Principal debt reduction of ~$1B year-over-year

1. See Appendices for Total Debt reconciliation.

AMD

TOTAL CASH BALANCE[1]

($ IN MILLIONS)



$1,045	$983	$1,056	$1,156	$1,194	$1,128	$1,209	$1,503
Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	Q3'19	Q4'19

Highest net cash position since Q3 2006

1. Cash, cash equivalents and marketable securities

AMD

DEBT AND LEVERAGE TREND

(DEBT PRINCIPAL AMOUNT, TRAILING TWELVE MONTHS ADJUSTED EBITDA AND NET INCOME TREND, $ IN MILLIONS)[1,2,3]



Legend:
- Debt Balance
- TTM Adjusted EBITDA
- Leverage Ratio

	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	Q3'19	Q4'19
Debt Balance	$1,686	$1,685	$1,588	$1,528	$1,363	$1,293	$1,087	$563
TTM Adjusted EBITDA	$496	$666	$709	$803	$737	$672	$745	$1,062
Leverage Ratio	3.4x	2.5x	2.2x	1.9x	1.8x	1.9x	1.5x	0.5x
TTM GAAP Net Income	$81	$239	$281	$337	$272	$191	$209	$341

Gross leverage of 0.5x, down from 1.9x at end of 2018

1. See Appendices for reconciliation to Total Debt (Net).
2. See Appendices for TTM Adjusted EBITDA and TTM GAAP Net Income
3. Gross Leverage = Principal debt divided by TTM adjusted EBITDA.

AMD

Q1 2020 AND FY 2020 FINANCIAL OUTLOOK – NON-GAAP[1]

	Q1 2020	FY 2020
Revenue	~$1.8 Billion +/- $50 Million	Growth of ~28% – 30%
Gross Margin %	~46%	~45%
Operating Expenses Operating Expenses/Revenue %	$580M	~28%
Interest Expense, Taxes and Other	~$18 Million	--
Taxes	--	~3% of pre-tax income
Diluted Share Count[2]	1.22 billion shares	1.22 billion shares

1. These are forward-looking statements. See Cautionary Statement on Slide 2. AMD's outlook statements are based on current expectations as of January 28, 2020. AMD undertakes no intent or obligation to publicly update or revise its outlook statements whether as a result of new information, future events or otherwise, except to the extent that disclosure may be required by law. All items except revenue are on a non-GAAP basis.
2. See Slide 29 for Diluted Share Count overview

AMD

Q4 2019 SUMMARY

RECORD QUARTERLY REVENUE INCREASED 50% Y/Y AND 18% Q/Q

GROWTH DRIVEN BY RYZEN, EPYC AND RADEON SALES

STRONG Y/Y GROSS MARGIN EXPANSION

SIGNIFICANT OPERATING AND NET INCOME GROWTH

AMD

2019 SUMMARY

RECORD ANNUAL REVENUE OF $6.7B

STRONGEST PRODUCT PORTFOLIO IN OUR 50 YEAR HISTORY

STRONG Y/Y GROSS MARGIN EXPANSION

STRENGTHENED BALANCE SHEET AND REDUCED ~$1B OF DEBT

AMD

APPENDICES

Reconciliation of GAAP to Non-GAAP Gross Margin

(Millions)	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	Q3'19	Q4'19	2018	2019
GAAP gross margin	$ 597	$ 652	$ 661	$ 537	$ 521	$ 621	$ 777	$ 949	$ 2,447	$ 2,868
GAAP gross margin %	36%	37%	40%	38%	41%	41%	43%	45%	38%	43%
Impairment of technology licenses	—	—	—	45	—	—	—	—	45	—
Stock-based compensation	1	1	1	1	1	2	2	1	4	6
Non-GAAP gross margin	$ 598	$ 653	$ 662	$ 583	$ 522	$ 623	$ 779	$ 950	$ 2,496	$ 2,874
Non-GAAP gross margin %	36%	37%	40%	41%	41%	41%	43%	45%	39%	43%

Reconciliation of GAAP to Non-GAAP Operating Expenses

(Millions)	Q4'19	Q4'18	Q3'19	2019	2018
GAAP operating expenses	$ 601	$ 509	$ 591	$ 2,297	$ 1,996
GAAP operating expenses/Revenue %	28%	36%	33%	34%	31%
Stock-based compensation	56	35	52	191	133
Loss contingency on legal matter	—	—	—	12	—
Non-GAAP operating expenses	$ 545	$ 474	$ 539	$ 2,094	$ 1,863
Non-GAAP operating expenses/ Revenue %	26%	33%	30%	31%	29%

AMD

APPENDICES

Reconciliation of GAAP Operating Income to Non-GAAP Operating Income

(Millions)	Q4'19	Q4'18	Q3'19	2019	2018
GAAP operating income	$ 348	$ 28	$ 186	$ 631	$ 451
Impairment of technology licenses	—	45	—	—	45
Stock-based compensation	57	36	54	197	137
Loss contingency on legal matter	$ —	$ —	$ —	$ 12	$ —
Non-GAAP operating income	$ 405	$ 109	$ 240	$ 840	$ 633

Reconciliation of GAAP Net Income (Loss) to Adjusted EBITDA (Calculated as Trailing Twelve Months)

(Millions)	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	Q3'19	Q4'19
GAAP net income (loss)	$ 81	$ 239	$ 280	$ 337	$ 272	$ 191	$ 209	$ 341
Interest Expense	125	124	123	121	117	111	105	94
Other (income) expense, net	3	(1)	2	—	8	6	36	165
Provision for (benefit from) income taxes	21	24	14	(9)	(30)	(34)	(39)	31
Equity loss in investee	6	4	2	2	2	1	—	—
Stock-based compensation	106	115	122	137	146	158	176	197
Depreciation and amortization	154	161	166	170	172	182	201	222
Impairment of technology licenses	—	—	—	45	45	45	45	—
Loss contingency on legal matter	—	—	—	—	5	12	12	12
Adjusted EBITDA	$ 496	$ 666	$ 709	$ 803	$ 737	$ 672	$ 745	$ 1,062

AMD

APPENDICES

Reconciliation of GAAP to Non-GAAP Net Income / Earnings Per Share

(Millions, except per share data)	Q1'18		Q2'18		Q3'18		Q4'18		Q1'19		Q2'19		Q3'19		Q4'19	
GAAP net income / earnings per share	$ 81	$ 0.08	$ 116	$ 0.11	$ 102	0.09	$ 38	$ 0.04	$ 16	$ 0.01	$ 35	$ 0.03	$ 120	$ 0.11	$ 170	$ 0.15
Loss on debt redemption/conversion	1	—	—	—	6	—	5	—	8	0.01	—	—	40	0.03	128	0.10
Non-cash interest expense related to convertible debt	6	—	6	—	6	0.01	6	0.01	6	0.01	6	—	6	—	4	—
Stock-based compensation	32	0.03	33	0.03	36	0.03	36	0.03	41	0.04	45	0.04	54	0.04	57	0.05
Impairment of technology licenses	—	—	—	—	—	—	45	0.04	—	—	—	—	—	—	—	—
Equity (income) loss in investee	1	—	1	—	—	—	—	—	1	—	—	—	(1)	—	—	—
Loss contingency on legal matter	—	—	—	—	—	—	—	—	5	—	7	0.01	—	—	—	—
Provision for (benefit from) income taxes	—	—	—	—	—	—	—	—	(15)	(0.01)	(1)	—	—	—	24	0.02
Withholding tax refund including interest	$ —	$ —	$ —	$ —	$ —	$ —	$ (43)	$ (0.04)	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Non-GAAP net income/ earnings per share	$ 121	$ 0.11	$ 156	$ 0.14	$ 150	$ 0.13	$ 87	$ 0.08	$ 62	$ 0.06	$ 92	$ 0.08	$ 219	$ 0.18	$ 383	$ 0.32

Shares used and net income adjustment in earnings per share calculation																
Shares used in per share calculation (GAAP) [1]		1,039		1,147		1,076		1,079		1,094		1,109		1,117		1,188
Interest expense add-back to GAAP net income [1]	$ —		$ 11		$ —		$ —		$ —		$ —		$ —		$ 4
Shares used in per share calculation (Non-GAAP)		1,040		1,147		1,177		1,180		1,195		1,210		1,212		1,216
Interest expense add-back to Non-GAAP net income	$ 4		$ 5		$ 5		$ 5		$ 5		$ 5		$ 4		$ 2

[1] Q2'18 GAAP diluted EPS calculation includes 100.6 million shares related to the Company's 2026 Convertible Notes and the associated $11 million interest expense add-back to net income under the If-Converted method.
Q4'19 GAAP diluted EPS calculation includes 31 million shares related to the Company's 2026 Convertible Notes and the associated $4 million interest expense add-back to net income under the "if converted" method. The 53 million shares (28 million weighted average) issued in exchange for $428 million of convertible debt in Q4'19 were not included as their inclusion would have been anti-dilutive.

AMD

APPENDICES

Reconciliation of GAAP to Non-GAAP Net Income / Earnings Per Share

(Millions, except per share data)	2018		2019	
GAAP net income / earnings per share	$ 337	$ 0.32	$ 341	$ 0.30
Loss on debt redemption/conversion	12	0.01	176	0.15
Non-cash interest expense related to convertible debt	24	0.02	22	0.02
Stock-based compensation	137	0.11	197	0.16
Impairment of technology licenses	45	0.04	—	—
Equity loss in investee	2	—	—	—
Loss contingency on legal matter	—	—	12	0.01
Provision for (benefit from) income taxes	—	—	8	—
Withholding tax refund including interest	(43)	(0.04)	—	—
Non-GAAP net income / earnings per share	$ 514	$ 0.46	$ 756	$ 0.64

Shares used and net income adjustment in earnings per share calculation				
Shares used in per share calculation (GAAP)		1,064		1,120
Interest expense add-back to GAAP net income	$	—	$	—
Shares used in per share calculation (Non-GAAP)		1,165		1,209
Interest expense add-back to Non-GAAP net income	$	18	$	16

AMD

APPENDICES

Share Count Overview

Shares (millions) [1]	Q3'19 Actual	Q4'19 Actual	2019 Actual	Q1'20 Estimate	2020 Estimate
Basic Shares	1,097	1,140	1,091	1,170	1,175
Dilutive impacts from:					
Employee Equity Grants [2]	20	17	22	17	15
75 million share Warrant [3]	—	—	7	—	—
Diluted Shares (without 2026 Convertible Notes)	1,117	1,157	1,120	1,187	1,190
2026 Convertible Notes [4]	95	59	89	31	31
Diluted Shares (with 2026 Convertible Notes)	1,212	1,216	1,209	1,218	1,221

The table above provides actual share count for Q3'19, Q4'19 and FY'19, and an estimate of share count that may be used when calculating GAAP and non-GAAP diluted earnings per share for Q1'20 and FY'20.

(1)   Share counts are weighted average shares.

(2)   The dilutive impact of employee equity grants is based on the Treasury Stock method and is dependent upon the average stock price during the period. Q3'19 and Q4'19 average stock price was $31.40 and $36.41, respectively. The Q4'19 average stock price of $36.41 was assumed for the Q1'20 estimate. FY 19 average stock price of $29.77 was assumed for the FY'19 estimate.

(3)   The dilutive impact of the warrant to purchase 75 million shares (Warrant) granted in 2016 to a wholly owned subsidiary of Mubadala Investment Company PJSC, West Coast Hitech L.P. (WCH), in consideration for limited waiver and rights under the sixth amendment to our Wafer Supply Agreement with GLOBALFOUNDRIES Inc. is based on the Treasury Stock method and is dependent upon the average stock price during the period. The Warrant was exercised, and common stock shares were issued on February 13, 2019. Therefore, FY'19 includes the dilutive impact through the date of exercise.

(4)   The dilutive impact from the 2.125% Convertible Senior Notes due 2026 (2026 Convertible Notes) is based on the If-Converted method, where the interest costs associated with the 2026 Convertible Notes are added back to the Net Income and the shares underlying the 2026 Convertible Notes are assumed to be converted and are added to the share count. The impact from the 2026 Convertible Notes, if dilutive, is included in diluted EPS calculation. For the GAAP computation, the add-back to net income includes cash and non-cash interest expense, while only the cash interest expense is added back to non-GAAP net income. The dilutive shares associated with the 2026 Convertible Notes reflect the weighted average shares subject to conversion during each period.

During Q3'19 and Q4'19, 16 million and 53 million shares of the Company's common stock were issued to convert $126 million and $428 million of the outstanding 2026 Convertible Notes, respectively. During 2019, 69 million shares of the Company's common stock were issued to convert $554 million of the outstanding 2026 Convertible Notes.

Moving forward, assuming positive earnings per share, the potential factors we expect may impact AMD's diluted share count include:
  • On-going employee equity grants, and
  • The 2026 Convertible Notes, which has 31 million underlying shares.

AMD

APPENDICES

Total Debt (Net)

(Millions)	Q1'18	Q2'18	Q3'18	Q4'18	Q1'19	Q2'19	Q3'19	Q4'19
6.75% Senior Notes due 2019	$ 153	$ 153	$ 66	$ 66	$ —	$ —	$ —	$ —
7.50% Senior Notes due 2022	347	347	337	337	312	312	312	312
7.00% Senior Notes due 2024	311	310	310	250	176	176	96	—
2.125% Convertible Senior Notes due 2026	805	805	805	805	805	805	679	251
Borrowings from secured revolving line of credit, net	70	70	70	70	70	—	—	—
Total Debt (principal amount)	$ 1,686	$ 1,685	$ 1,588	$ 1,528	$ 1,363	$ 1,293	$ 1,087	$ 563
Unamortized debt discount associated with 2.125% Convertible Senior Notes due 2026	(280)	(274)	(268)	(262)	(256)	(250)	(205)	(73)
Unamortized debt issuance costs	(19)	(18)	(17)	(16)	(13)	(12)	(10)	(4)
Other	1	—	—	—	—	—	—	—
Total Debt (net)	$ 1,388	$ 1,393	$ 1,303	$ 1,250	$ 1,094	$ 1,031	$ 872	$ 486

AMD

DISCLAIMERS AND ATTRIBUTIONS

The information contained herein is for informational purposes only, and is subject to change without notice. Timelines, roadmaps, and/or product release dates shown in these slides are plans only and subject to change.

While every precaution has been taken in the preparation of this document, it may contain technical inaccuracies, omissions and typographical errors, and AMD is under no obligation to update or otherwise correct this information. Advanced Micro Devices, Inc. makes no representations or warranties with respect to the accuracy or completeness of the contents of this document, and assumes no liability of any kind, including the implied warranties of non-infringement, merchantability or fitness for particular purposes, with respect to the operation or use of AMD hardware, software or other products described herein. No license, including implied or arising by estoppel, to any intellectual property rights is granted by this document. Terms and limitations applicable to the purchase or use of AMD's products are as set forth in a signed agreement between the parties or in AMD's Standard Terms and Conditions of Sale.

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